Exhibit 99(a)(9)

OFFER TO EXCHANGE OPTIONS

CONFIRMATION OF ELECTION

This confirms your election to participate in the Offer to Exchange. Please keep this confirmation as documentation of your participation and record of your option exchange election. The following table sets forth the option grants you have elected to exchange:

Grant Date	Option Price	Total Shares

Reminder: If you would like to change your election, you may do so by properly submitting an Election/Change of Election Form by (1) using the Offer to Exchange Database to complete and submit the required documents (the link to the Offer to Exchange Database is located under Section 2.5 of the Employee Encyclopedia, under the title “Option Exchange Program”), (2) signing, dating and delivering via facsimile to Karen Montague Miller of Stock Plan Administration at (301) 255-5700 or Stephanie Jung of Human Resources at (301) 255-3513, or (3) signing, dating and delivering to Karen Montague Miller of Stock Plan Administration or Stephanie Jung of Human Resources by express mail or by hand at 9715 Key West Avenue, Rockville, MD 20850. All Election/Change of Election Forms must be received before the expiration of the offer, anticipated to be 5:00 p.m., Eastern Standard Time, on March 10, 2003.

The last properly completed and delivered Election/Change of Election Form that we receive from you before the expiration of the offer, anticipated to be 5:00 p.m., Eastern Standard Time, on March 10, 2003 will be deemed to be your last irrevocable and complete election.

You can submit questions about this offer via e-mail to oep@manu.com. All responses will be sent to your Manugistics e-mail address. Therefore, any e-mail questions you send from a non-Manugistics e-mail address must include your name so that we can respond to you.